SEC
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FEB 29 2012

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SECURI 12013462 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAYDEN STONE & CO, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

429 FORBES AVE, SUITE 300
(No. and Street)

PITTSBURGH	PA	15219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KRISTIN PEARSON (412) 562-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KRISTIN PEARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAYDEN STONE & CO, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristin Pearson
Signature

PRESIDENT
Title

William G. Schossow 2/28/2012
Notary Public

NOTARIAL SEAL
WILLIAM G. SCHOSSOW, Notary Public
CITY OF PITTSBURGH, ALLEGHENY CTY
My Commission Expires Aug 27, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAYDEN STONE & CO, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2011

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report

To the Member of
Hayden Stone & Co, LLC
Pittsburgh, PA

I have audited the accompanying statement of financial condition of Hayden Stone & Co, LLC as of December 31, 2011, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hayden Stone & Co, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 22, 2012

HAYDEN STONE & CO, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 15,814
Deposits with clearing organization	25,000
Receivable from clearing organization	21,750
Receivable from employees	3,875
Prepaid expenses and other assets	6,144
Rent security deposit	4,351
Furniture and equipment, at cost less accumulated depreciation ($59,407)	26,863
Total assets	$ 103,797

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 22,104
Payable to bank	34,275
Total liabilities	56,379
Member's equity	47,418
Total liabilities and member's equity	$ 103,797

The accompanying notes are an integral part of these financial statements.

HAYDEN STONE & CO, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on August 17, 2004 as a Pennsylvania limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company offers a full range of brokerage services from its Pittsburgh, PA office. As a limited liability company the member' liability is limited to their investment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings.
Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method.

Management's Review for Subsequent Events

Management had evaluated subsequent events through February 22, 2012, the date which the financial statements were available to be issued.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $6,185 at December 31, 2011, which exceeded required net capital of $5,000 by $1,185. The ratio of aggregate indebtedness to net capital at December 31, 2011 was 911.5%

NOTE 3 - INCOME TAXES

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member' income tax returns. The company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. The company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2008.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2011 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at December 31, 2011.

NOTE 4- PAYABLE TO BANK

The Company has a line of credit with the bank at an annual interest rate of 5.50% and a balance outstanding as of December 31, 2011 of $34,275.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all noncancelable operating leases for the next four years are as follows:

2012	$ 56,959
2013	56,959
2014	56,959
2015	37,972
Total	$208,849

The Company is currently in negotiations regarding an arbitration dispute with its former Financial Operations Principal (Finop). The Company is alleging that the former Finop was negligent in her duties to the firm causing the company to increase the balance on its line of credit in order to pay bills and to fall below required minimum net capital in the prior year. The former Finop is alleging that the Company breached its contract with her and failed to pay her for expenses she incurred on the company's behalf. Management feels that no breach of contract was made and all bills presented were paid to the Finop. Management is unable to estimate the amount of any liability that may be incurred and feels that any reasonable liability would not be material to the financials; therefore no liability was included in the enclosed financial statements.

HAYDEN STONE & CO, LLC

SUPPLEMENTARY SCHEDULES

FOR THE PERIOD ENDED DECEMBER 31, 2011

HAYDEN STONE & CO, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

Total ownership equity from statement of financial condition	$	47,418
Total nonallowable assets from statement of financial condition		41,233
Net capital before haircuts on securities positions		6,185
Haircuts on securities		-
Net capital		6,185
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	56,379
Total aggregate indebtedness	$	56,379
Percentage of aggregate indebtedness to net capital		911.5%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	3,759
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	1,185
Excess net capital at 1000%	$	547

HAYDEN STONE & CO, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 (X17A-5) AT DECEMBER 31, 2011

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED December 31, 2011	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT December 31, 2011
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 49,711	$ (2,293)	$ 47,418
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	41,233	-	41,233
Haircuts on securities	-	-	-
Total deductions	41,233	-	41,233
Net capital	$ 8,478	$ (2,293)	$ 6,185

SCHEDULE II

HAYDEN STONE & CO, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2011

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

HAYDEN STONE & CO, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2011

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

HAYDEN STONE & CO, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2011

Hayden Stone & Co, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.